Exhibit 4.2

DESCRIPTION OF COMMON STOCK

We are a corporation formed under the General Corporation Law of the State of Delaware pursuant to our Amended and Restated Certificate of Incorporation. The following is a description of the material terms of our common stock. This summary does not purport to be complete and is qualified in its entirety by reference to the General Corporation Law of the State of Delaware and our Amended and Restated Certificate of Incorporation and amended Bylaws, as they may be amended from time to time. Copies of our Amended and Restated Certificate of Incorporation and amended Bylaws have been filed with the Securities and Exchange Commission as Exhibit 3.1 and Exhibit 3.2, respectively, to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part.

Common Stock

We have the authority to issue 80,000,000 shares of common stock, par value $0.001 per share.

Holders of common stock have one vote per share and have no preemption rights. Holders of common stock have the right to participate ratably in all distributions, whether of dividends or assets in liquidation, dissolution or winding up, subject to any superior rights of holders of preferred stock outstanding at the time. There are no redemption or sinking fund provisions applicable to the common stock. Holders of our common stock are not liable under our Amended and Restated Certificate of Incorporation for further calls or to assessment by us.

Computershare Trust Company, N.A. is the transfer agent and registrar for our common stock. Their address is P.O. Box 505000, Louisville, KY 40233-5000 and their telephone number is (800) 368-5948.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the General Corporation Law of the State of Delaware, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;
•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the stockholder;
•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exception, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines “interested stockholder” as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Certificate of Incorporation and Bylaws

Our Amended and Restated Certificate of Incorporation and amended Bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or our management. For example, our Amended and Restated Certificate of Incorporation authorizes the issuance of up to 20,000,000 shares of preferred stock, par value $.001 per share, of which 1,000,000 shares have been designated as Series A Junior Participating Preferred Stock. Our board of directors has the authority, without approval of the stockholders, to issue and determine the rights and preferences of series of preferred stock. The ability to authorize and issue preferred stock with voting or other rights or preferences makes it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us.

Our Amended and Restated Certificate of Incorporation and amended Bylaws also provide that our board of directors is divided into three classes, each serving staggered three-year terms ending at the annual meeting of our stockholders in the third year of their term. All directors elected to our classified board of directors will serve until the election and qualification of their respective successors or their earlier resignation or removal. Members of the board of directors may only be removed for cause and only by the affirmative vote of 75% of our outstanding voting stock. These provisions are likely to increase the time required for stockholders to change the composition of our board of directors.

Our Amended and Restated Certificate of Incorporation and amended Bylaws provide that a meeting of stockholders may only be called by our board of directors, the chairman of our board of directors or our chief executive officer. Our amended Bylaws also specify requirements as to the form and content of a stockholder’s notice. The provisions may delay or preclude stockholders from calling a meeting of stockholders, bringing matters before a meeting of stockholders or from making nominations for directors at a stockholders’ meeting, which could delay or deter takeover attempts or changes in management. Our Amended and Restated Certificate of Incorporation also does not provide for cumulative voting. The absence of cumulative voting may make it more difficult for stockholders owning less than a majority of our stock to elect any directors to our board of directors.

Our amended Bylaws provide that any matter to be voted upon, other than the election of directors, shall be decided based on the majority of votes cast, except where a different vote is otherwise required by the amended Bylaws, applicable law or our Amended and Restated Certificate of Incorporation. The amended Bylaws further provide that directors shall be elected by a plurality of votes cast by the stockholder entitled to vote on the election; provided, however that in an uncontested election, a director who receives a majority “withhold” vote shall be required to tender his or her resignation for consideration by the Board of Directors.